UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

TRONOX LIMITED

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Q9235V101

(CUSIP Number)

Saret van Loggerenberg

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 4384

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2017

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Q9235V101

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-(1)
	8.	Shared Voting Power: -0-(1)
	9.	Sole Dispositive Power: -0-(1)
	10.	Shared Dispositive Power: -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

(1)	The Reporting Person does not beneficially own any Class A Shares; however, the Reporting Person directly owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 42.7% of Tronox’s outstanding voting securities, based on share information released by Tronox as of September 29, 2017.

Item 1. Security and Issuer

This Amendment No. 7 to Schedule 13D (this “Amendment”) amends and supplements Exxaro’s statement on Schedule 13D filed in relation to the Class A Shares of Tronox.

Exxaro owns 51,154,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 42.7% of Tronox’s outstanding voting securities, based on share information released by Tronox as of September 29, 2017.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on this Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in this Schedule 13D.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	Director and CEO; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director

Mzila Mthenjane	South Africa	Executive Head: Stakeholder Affairs

Vanisha Balgobind	South Africa	Executive Head: Human Resources

Mongezi Veti	South Africa	Executive Head: Sustainability

Susarah Elizabeth van Loggerenberg	South Africa	Group Company Secretary & Legal

Johan Gerhard Meyer	South Africa	Executive Head: Projects and Technology

Antonie Willem Diedericks	South Africa	Executive Head: Business Development

Nombasa Tsengwa	South Africa	Executive Head: Coal Operations

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	CEO of Exxaro; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director of Exxaro

Salukazi Dakile-Hlongwane	South Africa	Non-Executive Director, Exxaro; CEO and Chairperson, Nozala Investments (Pty) Ltd; Non-Executive Director, Tshwarisano LFB Investment (Pty) Ltd, MultiChoice South Africa Holdings Limited, Tsebo Outsourcing Group (Pty) Ltd, Basadi Ba Kopane Proprietary Limited, and Woodlands Dairy

Constantinus Johannes Fauconnier	South Africa	Non-Executive Director, Exxaro

Deenadayalen Konar	South Africa	Chairman and Non-Executive Director, Exxaro and Old Mutual Investment Group Holdings; Non-Executive Director, Alexander Forbes Group, Credit Suisse Securities Johannesburg (Pty) Ltd, Lohmin plc, Guardrisk Insurance Company Group, Outsourced Risk And Compliance Assessment (Proprietary) Limited, Sappi Limited, Steinhoff International Holdings Limited

Saleh Mayet	South Africa	Non-Executive Director, Exxaro; Head of Finance, Anglo American South Africa Limited; Non-Executive Director, Distribution and Warehousing Network Limited

Vincent Zwelibanzi Mntambo	South Africa	Non-Executive Director, Exxaro and Main Street 333 (Pty) Limited

Mahomed Fazel Randera	South Africa	Non-Executive Director, Exxaro; Chairman, Nehawu Investment Holdings and MediTech South Africa

Jeffrey van Rooyen	South Africa	Non-Executive Director, Exxaro; CEO of Uranus Investment Holdings; Non-Executive Director, MTN Group Ltd. and Pick n Pay Stores Limited

Vuyisa Nkonyeni	South Africa	Non-Executive Director, Exxaro; Chief Executive Officer and Director, Kagiso Tiso Holdings (Pty) Ltd; Non-Executive Director, Emira Property Fund Limited, Fidelity Bank Ghana Limited, Kagiso Media Proprietary Limited, MMI Holdings Limited, and Nozala Holdings Proprietary Limited

Dalikhaya Rain Zihlangu	South Africa	Non-Executive Director, Exxaro; CEO of Eyabantu Capital Consortium (Pty) Ltd; Non-Executive Director of Sentula Mining Limited

Monhla Wilma Hlahla	South Africa	Non-Executive Director, Exxaro; Chairperson, Royal Bafokeng Holdings (Pty) Limited and Trans-Caledon Tunnel Authority; Director, Liberty Holdings Limited and Stanlib Limited

Erasmus Jacobus Myburgh	South Africa	Non-Executive Director, Exxaro; Business consultant, Hindsight Financial and Commercial Solutions (Pty) Ltd; Non-Executive Director, The Heartlines Centre NPC

Petrus Casparas Christiaan Hendrik Snyders	South Africa	Non-Executive Director, Exxaro

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On October 5, 2017, Exxaro issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein in its entirety. On October 4, 2017, Exxaro entered into an underwriting agreement, a conformed copy of which is attached as Exhibit 99.2 hereto, pursuant to which it agreed to sell 19,500,000 Class A Shares to the several underwriters named therein at a public offering price per share of US$22.00. Exxaro also granted the underwriters a 30-day option to purchase up to an additional 2,925,000 Class A Shares at the public offering price. On October 5, 2017, the underwriters exercised the option in full to purchase an additional 2,925,000 Class A Shares at US$22.00 per share. The share purchase is expected to close on October 10, 2017. Exxaro expects to receive approximately US$474 million in net proceeds from its sale of the Class A Shares.

Except as described in the October 5 press release, Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, Exxaro reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date of this Amendment, Exxaro does not beneficially own any Class A Shares. Exxaro directly owns 51,154,280 Class B Shares, representing 100% of the outstanding Class B Shares and approximately 42.7% of Tronox’s voting securities based on share information released by Tronox as of September 29, 2017. Mr. Mgojo owns 45,055 Class A Shares, of which 12,171 are vested (which represents less than 1% of all outstanding Class A Shares). To the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D, is, or may be deemed to be, the beneficial owner of any Tronox securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except as set forth in the press release attached hereto, to the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D has engaged in any transactions in Tronox securities during the past 60 days.

(d) To the best of Exxaro’s knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the matters disclosed in the press release attached hereto, the Exxaro may, from time to time, formulate other plans or proposals regarding Tronox or its securities in support of Exxaro’s intention to monetize the Tronox shares owned by Exxaro to the extent deemed advisable in light of market conditions, subsequent developments affecting Tronox, the general business and future prospects of Tronox or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of Tronox, which transactions may be significant in amount. These arrangements do not and will not give Exxaro voting or investment control over the securities of Tronox to which these transactions relate and, accordingly, Exxaro disclaim beneficial ownership of any such securities.

Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1	Press release of Exxaro Resources Limited, dated October 5, 2017.

99.2	Underwriting Agreement, dated October 4, 2017, between Exxaro Resources Limited, Tronox Limited and the underwriters named therein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: October 6, 2017

EXXARO RESOURCES LIMITED

By:	/s/ Saret van Loggerenberg
Name: Saret van Loggerenberg
Title: Group Company Secretary & Legal